Exhibit 99.1

EnthusiastGaming

The Business of Gaming

Enthusiast Gaming Holdings Inc.

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following discussion and analysis is management’s assessment of the results and financial condition of Enthusiast Gaming Holdings Inc. (the “Company” or “Enthusiast Gaming” or “we” or “our”). The following information should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements for the three and six months ended June 30, 2023, and accompanying notes, and the Company’s audited annual consolidated financial statements for the year ended December 31, 2022, and accompanying notes, all of which are available on Enthusiast Gaming’s issuer profile on SEDAR at www.sedarplus.ca and in the United States on EDGAR at www.sec.gov/edgar.

The date of this management’s discussion and analysis (“MD&A”) is August 14, 2023. Unless otherwise indicated, all financial data in this MD&A has been prepared in accordance with International Accounting Standards (“IAS”) 34, Interim Financial Reporting. Condensed consolidated interim financial statements do not include all of the information required for annual consolidated financial statements and should be read in conjunction with the audited annual consolidated financial statements of the Company for the year ended December 31, 2022, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the IFRS Interpretations Committee. This MD&A has been prepared pursuant to the disclosure requirements under National Instrument 51-102 – Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the United States / Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the Canadian disclosure requirements which may differ from United States disclosure requirements. All dollar amounts are stated in Canadian Dollars unless otherwise indicated.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities legislation (“forward-looking information”). Such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below and as detailed under “risks and uncertainties” in this MD&A.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information contained herein is given as of the date of this MD&A and the Company disclaims any obligation to update any forward-looking information, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information.

NON-GAAP MEASURES

There are measures included in this MD&A that do not have a standardized meaning under generally accepted accounting principles (“GAAP”) and therefore may not be comparable to similarly titled measures and metrics presented by other issuers and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In particular, “working capital” is a non-GAAP measure. Enthusiast Gaming includes this measure because it believes certain investors use this measure and metric as a means of assessing financial performance and that such measure highlights trends in the Company’s financial performance that may not otherwise be apparent when one relies solely on GAAP measures.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

NON-GAAP MEASURES (Continued)

The non-GAAP measure presented in the MD&A is “working capital”, which refers to current assets minus current liabilities.

Non-GAAP measures should not be considered in isolation or as a substitute for revenue, net income, cash flows generated by operating, investing or financing activities, or other financial statement data presented in accordance with GAAP, and may not be comparable to similarly titled measures used by other companies.

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC.

Enthusiast Gaming is building the largest media platform for video game and esports fans to connect and engage worldwide. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience. This vertically integrated media platform engages a diverse, youthful and affluent audience who are watching, reading and consuming gaming content. Around 70%1 of Enthusiast Gaming’s audience is comprised of Gen Zs and Millennials who rely on the Enthusiast Gaming platform to learn, engage, communicate, create, and share gaming related content.

Between its online digital media properties, its network of partner websites and video channels, its library of web and mobile casual games, its video gaming expo, and its esports organization (Luminosity Gaming Inc., “Luminosity Gaming” or “Luminosity”), the Company engages approximately 300 million gaming enthusiasts worldwide monthly.

Enthusiast Gaming was incorporated under the Business Corporation Act (British Columbia) on June 27, 2018. The Company is a publicly traded company listed on the Toronto Stock Exchange (“TSX”) and Nasdaq Capital Market (see Nasdaq Minimum Bid Price Requirement) under the symbol “EGLX”. Enthusiast Gaming maintains its registered office at 510 West Georgia Street, Suite 1800, Vancouver, British Columbia, V6B 0M3 and its executive office at 90 Eglinton Avenue East, Suite 805, Toronto, Ontario, M4P 2Y3.

On April 28, 2022, the Company, through its wholly-owned subsidiary, Steel Media Limited, acquired all of the issued and outstanding treasury shares of Fantasy Media Ltd (“FML”) and Fantasy Football Scout Limited (“FFS”, which together with “FML” is herein referred to as “FFS”), pursuant to a share purchase agreement dated April 28, 2022 (the “FFS SPA”). Pursuant to the terms of the FFS SPA, the Company acquired all of the outstanding treasury shares of FFS in exchange for (i) a cash payment of $2,937,520 (GBP £1,825,000) on closing, which includes an agreed upon cash excess amount of $523,120 (GBP £325,000), (ii) a payment of $1,609,600 (GBP £1,000,000) on the first anniversary of closing which may be paid in cash or common shares at the option of the Company, (iii) an earn-out cash payment $804,800 (GBP £500,000) on the first anniversary of closing, based on the renewal of a Fantasy Premier League agreement, subject to adjustments, and (iv) a cash payment of $80,480 (GBP £50,000) on the second anniversary of closing, subject to adjustments. The earn-out cash payment of $804,800 (GBP £500,000) will be paid if the Fantasy Premier League agreement, which expired on August 1, 2022, is renewed for an additional three-year period, on substantially similar or more favourable terms. The Fantasy Premier League agreement was renewed on August 1, 2022 for an additional three-year period on substantially similar terms. The FFS SPA is accounted for in accordance with IFRS 3, as the operations of FFS constitute a business.

1 Calculated based on data provided by Comscore as of May 2023.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

DESCRIPTION OF ENTHUSIAST GAMING HOLDINGS INC. (Continued)

In the years ended December 31, 2022 and 2021, the Company completed the following mergers and acquisitions:

(i)	On April 28, 2022, the Company acquired all of the issued and outstanding treasury shares of FFS pursuant to the FFS SPA dated April 28, 2022;

(ii)	On November 22, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding membership interest of Outplayed, Inc. (“Outplayed”) pursuant to a merger agreement dated November 22, 2021 (the “Outplayed MA”);

(iii)	On September 3, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding shares of Addicting Games, Inc. and TeachMe, Inc. (“TeachMe”, which together with Addicting Games, Inc., is herein referred to a “Addicting Games”) pursuant to a share purchase agreement dated September 3, 2021 (the “Addicting Games SPA”);

(iv)	On August 30, 2021, the Company, through its wholly-owned subsidiary, Media US, acquired all of the issued and outstanding membership interest of GameKnot LLC (“GameKnot”) pursuant to an equity purchase agreement dated August 30, 2021 (the “GameKnot EPA”);

(v)	On June 21, 2021, the Company, through its wholly owned subsidiary, Enthusiast Gaming Media (US) Inc. (“Media US”), completed the acquisition of Tabwire LLC (“Tabwire”) pursuant to an equity purchase agreement dated April 22, 2021 (the “Tabwire EPA”); and

(vi)	On May 1, 2021, the Company acquired all of the outstanding common shares of Vedatis SAS (“Vedatis”) from the owners pursuant to a share purchase agreement dated May 1, 2021 (the “Vedatis SPA”).

The FFS SPA, Outplayed MA, Addicting Games SPA, GameKnot EPA, Tabwire EPA and Vedatis SPA are collectively called the “Mergers and Acquisitions” in this MD&A. For information relating to the accounting of the Mergers and Acquisitions see Note 5 of the Company’s audited annual consolidated financial statements for the year ended December 31, 2022. For a business overview of Outplayed, Addicting Games, GameKnot, Tabwire and Vedatis refer to the MD&A for the year ended December 31, 2022.

BUSINESS OVERVIEW OF FANTASY FOOTBALL SCOUT

FFS owns the web properties FantasyFootballScout.co.uk and livefpl.net. FFS provides the fantasy football community, weekly scout report newsletters, integrated live rank data, data visualizations and three player comparison tools. LiveFPL is a free service to help members track their exact fantasy Premier League rankings in real time, both overall and in their mini-leagues and understand how to move up in rankings.

BUSINESS PRODUCTS AND SERVICES

Enthusiast Gaming deploys its products and services as a single reportable segment in the digital media and entertainment industry. Enthusiast Gaming’s products and services fall into three principal pillars, which consist of Media and Content, Esports and Entertainment, and Subscription.

MEDIA AND CONTENT

Enthusiast Gaming’s media and content revenue stream is comprised of over 50 websites that are wholly owned or exclusively monetized by the Company and contain news, reviews, videos, live streams, blog posts, tips, chats, message boards, other video-gaming related content and casual games. Central to Enthusiast Gaming’s ability to create valuable advertising space that can be sold on its websites, video channels and casual games (referred to as “Inventory”) is the ability to both develop content rich digital media and foster the interaction and contributions of its users to its digital media properties. Enthusiast Gaming possesses a network of full and part-time content developers to ensure regular, interesting updates are made across its digital media properties to reflect the newest developments in the world of video games, in the form of videos, articles, blog posts, and other content.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

BUSINESS PRODUCTS AND SERVICES (Continued)

MEDIA AND CONTENT (Continued)

The gaming community is drawn to different aspects and forms of content on Enthusiast Gaming’s network of websites. Part of Enthusiast Gaming’s strategy is to acquire and operate profitable video gaming websites and video properties with differentiating content from its then current portfolio, providing valuable, relevant content for any gaming enthusiast. Some of the different types of content includes: long form, short form, and documentary styles of content.

Another prevalent aspect of the media content on Enthusiast Gaming’s sites or video properties may be referred to as “video game journalism”, an aspect of the video gaming industry whereby individuals will review, critique, and provide commentary on new and old video games, particular aspects of video games, upgrades, new hardware platforms, and other aspects of video games.

Omnia Media Inc.’s (“Omnia”), a subsidiary of the Company, principal business activities include the creation, distribution, and exploitation of owned and talent-produced gaming-related video content, as well as the representation and management of underlying talent. Omnia generates advertising revenue from its external talent network, its owned and operated content, as well as through direct brand sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers. Omnia produces and programs over 10 weekly shows across advertising-based video on demand (“AVOD”) and over-the-top (“OTT”) channels and represents over 500 gaming influencers across YouTube and Twitch. Its distribution network reaches over 90 million unique viewers and has a significant United States market inventory of over 700 channels, over 700 million subscribers and generated over 25 billion total video views in 2022. Omnia owns content brands that matter to fans who love gaming and pop culture including BCC Gaming, Arcade Cloud and Wisecrack. BCC Gaming is a leading Fortnite community channel. Arcade Cloud is a gaming channel featuring original animations. Wisecrack is a collective of comedians, academics, filmmakers, and artists. Omnia generates advertising revenue from its external talent network, its owned and operated content, as well as through direct brand sales through delivery of targeted advertisements on YouTube and other platforms that users click on, leading to direct engagement between users and advertisers.

Addicting Games has a portfolio of casual games for desktop and mobile devices. Advertising revenues generated from Inventory on Addicting Games’ casual games is included in media and content revenue.

For any publishing company, the key mission is to build a dedicated following of engaged visitors and brands that are looking for high levels of engagement within a target market to run successful advertising campaigns. Enthusiast Gaming has amassed a platform of engaged, lifestyle gamers that have become a leading advertising platform for brands targeting the gamer demographic. Enthusiast Gaming’s web platform generates over two billion page views per quarter, and its video platform, operated by Omnia, generates approximately six billion video views per quarter. Each of these views produces Inventory available for sale. The majority of Enthusiast Gaming’s media and content revenue is driven by programmatic advertising across the platform. Enthusiast Gaming has built out a direct sales team to foster key relationships and drive revenue. The direct sales team is also responsible for developing long term clients looking for integrated advertising solutions across Enthusiast Gaming’s brands.

Programmatic Media Value Chain

The programmatic media value chain consists of various industry players seeking to facilitate optimal purchasing of advertising from targeted publishers. Importantly, both the supply side (websites or video properties with ad space) and the demand side (brands and/or advertisers seeking ad space) have their own respective options when it comes to platforms. Supply-side Platforms (“SSPs”) and Display Side Platforms (“DSPs”) have been created in order to streamline publishing and ad-buying processes. Companies strategically use both SSPs and DSPs to facilitate optimal purchasing of advertising from targeted publishers.

A common advertising spending metric utilized in the digital publishing industry, is known as “Cost Per Thousand” (“CPM”) impressions.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

BUSINESS PRODUCTS AND SERVICES (Continued)

MEDIA AND CONTENT (Continued)

Programmatic Media Value Chain (Continued)

CPM and other relevant metrics, allow SSPs and DSPs to navigate on a common basis whereby a more targeted marketing campaign will typically demand a higher CPM given that each ad impression can justifiably be worth more to the advertiser.

Should an advertiser or publisher decide to investigate one step deeper into the efficiency of its campaign, the metric of “Click Through Rate” serves as a percentage of people who saw the ad and subsequently clicked on it. Other methods of negotiating digital advertising and publishing transactions utilize “Cost Per Click”, wherein the advertiser pays on a per-click basis, or alternatively can pay on a more joint venture / commission basis sometimes referred to as “Cost Per Acquisition”.

Companies tend to utilize Effective Cost Per Thousand (“eCPM”) impressions in order to compare various advertising mechanisms and campaigns on a leveled basis. Essentially, eCPM inputs the earnings obtained via a certain campaign, divided by the number of actual impressions delivered. This results in a cost per impression, such that when multiplied by 1,000, will deliver an approximation for the eCPM.

Sale of Inventory

The digital media advertising revenue stream of Enthusiast Gaming’s business flows from the digital media publishing revenue stream. With content-rich digital media properties drawing billions of monthly page and video views, Enthusiast Gaming is able to sell valuable Inventory on its digital media properties. In addition to selling its own Inventory, Enthusiast Gaming acts as a representative for the sale of third-party Inventory on websites and video properties and applications that also host similarly themed content. By combining the Inventory in its own network with third-party Inventory, and in some instances, acting as an exclusive provider of advertising to third parties, Enthusiast Gaming gets access to exclusive ad auctions and sales opportunities through which it is able to command higher advertising revenues and negotiate favorable profit-sharing arrangements.

Online advertising revenue is determined by a number of metrics. Advertising revenues may factor in the number of individuals who view particular web pages or video properties in Enthusiast Gaming’s network of digital media properties, how often the web pages or videos are viewed, and how much time a user spends on a website or video property during each visit. Revenue can be accorded based on the number of advertising impressions, the “Click-through Rate” (“CTR”), and the rate at which advertisements lead to sales. The functioning of the advertisements themselves can have a significant effect on achieving key advertising metrics.

Enthusiast Gaming developed proprietary optimization tools which it utilizes to sell ads. The optimization tool allows Enthusiast Gaming to set strategic parameters for the sale of Inventory in real time auctions that occur in milliseconds and are all executed by computer programs. Additionally, the programmatic optimization tools enable Enthusiast Gaming to target specific advertisers at specific times in order to receive the highest value for its Inventory.

The Inventory or advertising space can be found in a variety of locations throughout the websites and video properties. New advertising impressions are generally created when a user opens a website or navigates to a different page, or when they watch a video. They can take on the form of pre-roll video advertisements, banner advertisements, ad-words, “skins” or background advertisements, in-application ads, or other forms of ad units as may be applicable to the respective property.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

BUSINESS PRODUCTS AND SERVICES (Continued)

MEDIA AND CONTENT (Continued)

Sale of Inventory (Continued)

Enthusiast Gaming derives part of its total revenue from direct advertising campaigns. When a client opts for a direct campaign, Enthusiast Gaming will prepare a marketing plan with the client, consisting of the length of the campaign and set parameters which will define how the ad will be displayed such as, specific countries where the ad will be displayed, on desktop or mobile, whether the ad will click through to another site, etc. Additionally, depending on the campaign, Enthusiast Gaming may guarantee a certain amount of impressions or CTR. Additionally, Enthusiast Gaming may produce custom campaigns that involve activations by talent including conducting contests, livestreams, and social media posts to increase brand awareness.

Enthusiast Gaming’s media and content revenue is primarily derived from the sales of ad inventory on its network of digital media properties. Enthusiast Gaming has steadily grown its network of digital media properties and has experienced a corresponding growth in revenue. Due to the steady growth, the fluctuation of spending in the advertising industry has not been obvious from Enthusiast Gaming’s operating results. Ad inventory derives its value from a number of factors, including supply and demand. In preparation for retail-oriented holidays, retail sector advertisers may increase their advertising budgets, thus reducing the availability of ad inventory and increasing its value. Similarly, advertisers in the technology industry may correlate their ad campaigns to the launch of new products.

Online advertisements can be sold in a variety of ways. Enthusiast Gaming enters into agreements with online advertising exchanges, through which advertisers will bid on space and time in Enthusiast Gaming Inventory and the Inventory of companies Enthusiast Gaming represents.

Under its affiliate agreements, Enthusiast Gaming provides advertising sales as a third-party representative, to digital media publishers. Generally, Enthusiast Gaming will receive the right to market and sell all available advertising space within the digital media publisher’s website or video property for the duration of the agreement. In exchange for the opportunity to monetize the digital media publisher’s property, Enthusiast Gaming will compensate the digital media publisher, either in the form of fixed monthly payments subject to page views, or a percentage of ad revenue, or a combination of the two.

The advertising technology space is ever evolving, but like most industries, the race tends to be toward optimal efficiency. Enthusiast Gaming therefore believes, as do many industry experts, that original content production, curation, and publishing will continue to thrive and generate more value given its importance to target consumers. Conversely, as better efficiency is pursued, middle-firms currently exacting fees in between advertisers and publishers, should see their revenues and margins decline. Large advertisers are interested in widely distributed publishers like Enthusiast Gaming, and firms in between will become more secondary.

ESPORTS AND ENTERTAINMENT

The Company’s esports division, Luminosity Gaming, is a professional esports organization based in Toronto, Canada. It currently has fully-owned teams competing in Apex Legends, Rocket League, World of Warcraft, Call of Duty: Mobile, Fortnite, PlayerUnknown’s Battlegrounds (“PUBG”), Call of Duty: Warzone, Super Smash Bros: Melee, Super Smash Bros: Ultimate, Brawlstars, Halo, MLB the Show, and Pokemon Unite. Luminosity Gaming’s teams compete globally and Luminosity positions itself as a significant contender at the highest level of competition in all games in which it fields teams. In addition to its competitive esports teams, Luminosity also has a team of content creators on YouTube, Twitch, and TikTok.

The Company holds a non-controlling interest in the Vancouver Titans of the Overwatch League and the Seattle Surge of the Call of Duty® esports league. Enthusiast Gaming assists in the management of the Vancouver Titans and the Seattle Surge.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

BUSINESS PRODUCTS AND SERVICES (Continued)

ESPORTS AND ENTERTAINMENT (Continued)

Enthusiast Gaming’s enterprise is made up of interrelated operations intended to derive revenue from assets acquired by Enthusiast Gaming across the esports value chain. Enthusiast Gaming leverages its esports operations to build content and develop an audience and fan base to facilitate merchandising and subscriptions, pursuant to direct sponsorships, endorsement deals, product placement deals, advertising sales and advertising.

The branding of Enthusiast Gaming and Luminosity Gaming is particularly important to its marketing initiatives and its ability to gain traction in the industry and engage marketing partners such as sponsors. The outcome of any contest, competition, or tournament for the teams and players that Enthusiast Gaming intends to manage and provide services to may affect the ability for Enthusiast Gaming to strengthen its brand. Enthusiast Gaming believes its business depends on identifiable intangible properties such as brand names.

Esports entities that rely on marketing initiatives as a source of revenue will need to have a large following in order to enable marketing partners to generate revenue by leveraging this following. To that end, Enthusiast Gaming has retained a management team that has business acumen, sports and entertainment experience and industry connections. Enthusiast Gaming leverages its direct sales team to not only sell advertising inventory, but to also sell sponsorships for its esports assets.

The Company’s entertainment division is also the operator of over 25 video game networking events across 11 countries, including key markets such as the US and UK. The Company is an industry leader in B2B and consumer mobile gaming events. It owns and operates numerous successful networking events around the world with registered industry attendees and key sponsors and partners. As part of its B2B events, the Company hosts Pocket Gamer Party, Top 50 Developer Guide, Mobile Mixers, the Mobile Games Awards, and a feature event, Pocket Gamer Connects (“PGC”), the largest B2B mobile games conference series, with both virtual events and live events in locations such as London, San Francisco, Helsinki, and Seattle. The following summarizes select Pocket Gamer events over last 12 months:

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

BUSINESS PRODUCTS AND SERVICES (Continued)

SUBSCRIPTION

The Company offers membership subscriptions to the following owned and operated properties:

The Company plans to continue to expand its subscription offerings across its networks of web and video properties.

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Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

GROWTH STRATEGIES

Enthusiast Gaming has a complementary organic and M&A growth strategy. M&A has been an important growth lever, having helped the Company grow and serve approximately 300 million monthly active viewers. The Company believes it has a clear path to further monetize the viewership base through multiple organic growth initiatives including: optimizing CPMs, increasing direct sales, growing subscribers, and deploying digital products to its audience (such as casual games).

Optimize CPMs

Enthusiast Gaming is focused on utilizing programmatic optimization tools to target specific viewers and delivering high value advertising. The Company built its adtech and programmatic optimization platform, through internally developed technology and third-party software. Enthusiast Gaming continues to enter into new SSPs relationships that contribute to increased sell through rates and revenue performance. The Company also invests in new adtech tools and expertise and expects to be able to achieve further revenue optimization on the Company’s web platforms.

Increase Direct Sales

Selling high-impact advertising inventory directly to brands creates additional margin accretion as marketers are charged a higher price than traditional programmatic sales. Direct selling specifically relates to contracting directly with brands to produce custom content and campaigns and is typically supplemented with paid media for customer activations. Direct sales included in revenue for the six months ended June 30, 2023 was $18.7 million as compared to approximately $14.5 million for the six months ended June 30, 2022. Enthusiast Gaming’s direct sales efforts began in Q1 2020 and continue to see increased success with larger client activations. The Company now has advertising sales and fulfillment professionals in major city centers including New York, Los Angeles, Chicago and Toronto.

Grow Subscribers

The Company has more than quadrupled the number of paid subscribers for its properties from approximately 61,000 in March 2019 to approximately 272,000 in June 2023. In 2021, approximately 48,000 paid subscribers were added through the Mergers and Acquisitions of Vedatis, Tabwire, GameKnot, Addicting Games, and Outplayed. In 2022, approximately 26,000 paid subscribers were added through the Mergers and Acquisitions of FFS. Enthusiast Gaming continues to look for opportunities to grow existing subscription offerings, launch new subscription offerings, and is in the early stages of developing an Enthusiast Gaming platform wide subscription model available to web, video, and esports audiences of the Company.

NFL Tuesday Night Gaming

In September 2022, the Company partnered with the National Football League (the “NFL”) to launch a first-of-its-kind gaming collaboration bringing together NFL players and Legends with top gaming content creators from marquee gaming organizations including Luminosity Gaming.

This multi-year partnership resulted in the launch of NFL Tuesday Night Gaming (“NFL TNG”). NFL TNG debuted September 13, 2022, on YouTube in the United States and Canada, and airs Tuesdays during the 2022-2023 NFL regular season. The show consists of a rotating roster of NFL players and legends, competing with gaming creators across multiple game titles each week.

Season 1 of NFL Tuesday Night Gaming saw many impactful, viral moments for fans, including camaraderie between NFL Stars and gaming creators playing side-by-side, wholesome family moments on Family Game Night, and epic gaming moments. NFL TNG had approximately 73 million impressions across livestream and social content in season 1 over 18 episodes and 4-part special series.

In addition to the weekly live streamed gameplay, this partnership will also produce daily, always-on content throughout the season, including, pre-and post-game analysis, highlights, plays of the week, and more, leveraging the scale of the NFL and Enthusiast Gaming’s network of gaming assets. For more information on NFL TNG, visit nfltuesdaynightgaming.com.

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Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

GROWTH STRATEGIES (Continued)

Content Licensing

The Company is pursuing opportunities to license its library of content and owned and operated brands to distributors. Enthusiast Gaming already has established partnerships with TikTok and Snapchat.

Strategic Acquisitions

The Company’s growth is enhanced by a targeted acquisition strategy. Enthusiast Gaming (including Enthusiast Properties) has successfully acquired or made significant investments in and integrated 24 companies. The Company continues to be disciplined in pursuing value-enhancing, highly-strategic acquisitions. A significant number of independent gaming web and video properties can benefit from Enthusiast Gaming’s viewership base, data and analytics platform, and CPM optimization strategy. Management maintains regular dialogue with these entities resulting in a strong M&A pipeline of highly accretive targets.

MARKET

Gaming Market

The robust global gaming market is rapidly expanding and represents one of the fastest growing segments within the broader media and entertainment ecosystem. Due to, among other things, increased engagement, technology adoption and shared experiences, the global gaming market reached USD$184.4 billion in 20222. According to Newzoo, the industry is expected to grow to USD$211.2 billion by 2025.2 The proliferation of high-speed internet, accessible technology, and publishers using enhanced live operations and other tools, have further accelerated the gaming market. Gaming has amassed a diverse audience who rely on the industry as a form of entertainment and social connection. Increasingly, younger generations are immersing themselves in gaming ecosystems and now choose gaming as their primary form of entertainment. Nearly 50% of the Gen Z and Millennials prefer gaming than any other traditional media such as streaming TV, broadcast TV, music and reading.3

In 2022, there were nearly 3.2 billion global gamers, who engage with interactive entertainment using PC, console, mobile device or cloud gaming service2. It is expected that gamers will surpass 3.5 billion by 2025.4 Enhanced technology and high-fidelity content has allowed live concerts, movie screenings and birthday parties to take place within gaming ecosystems driving further engagement and excitement among young and old. Mordor Intelligence expects the gaming market growth in North America will be up from USD$63.1 billion in 2023 to USD95.6 billion by 2028, with a compound annual growth rate of 8.65% from 2023-20285. The United States is one of the largest gaming markets while Canada’s industry is growing.5

[2]	Based on data provide by Newzoo’s 2022 Global Games Market Report.
[3]	Based on data provide by Digiday, Gaming Advertising Forum published on July 11, 2022.
[4]	Based on data provide by Newzoo’s 2022 Global Games Market Report.
[5]	Based on data provided by the report “Gaming Market - (2023-2028)” provided by Mordor Intelligence, published on March 28, 2023.

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Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

MARKET (Continued)

Gaming Market (Continued)

The industry is still in an early stage as developers and publishers continue to create new content, with better monetization and communication capabilities. Additionally, technology companies are fueling the rise of gaming by enhancing content through better platforms i.e., larger mobile phones, new consoles and cloud gaming, which allow gamers to play anytime, anywhere using any platform. As the industry continues to grow, dedicated fans are engaging with gaming related content even after they put their devices down. Video games have led to the rise of esports, streaming, dedicated news and fan sites as well as celebrities all of which accelerate the global excitement around gaming. The following statistics reflect how ubiquitous and diverse gaming users are:

33 Average age of a gamer in 2023	81% Gen Z play 7+ hours per week	77% Parents game with their children	48% Gamers identify as female

Source: ESA 2022 Essential Facts – About the Video Game Industry

Digital Media

Over the past two decades, the proliferation of the internet and mobile devices has shifted the way consumers engage with media and content, amplifying the digital media industry. In 2023, the average daily time spent with digital media in the United States is expected to increase from 470 minutes in 2020 to 500 minutes (over eight hours) in 2023.6 Due to, among other things, the shift in media consumption from traditional to digital and increased time consumers are spending online, advertisers have adjusted the way in which they allocate their advertising budgets6. According to eMarketer, digital advertising is expected to grow 10.5% from USD$550 billion spent in 2022 to USD$602 billion in 20237. The spend will further rise to USD$871 billion by 2027, which will be 74% of the total global media and spending.7 The United States advertising spend market continues to improve as most of the major digital ad platforms saw an acceleration in spending growth in Q2 2023.8

[6]	Based on data provided by Statista as of January 2023.
[7]	Based on report “Worldwide Digital Ad Spending 2023” published by eMarketer on January 9, 2023.
[8]	Based on the report “Q2 2023 Benchmark Report: Overall Trends Spend Growth Accelerates Across Platforms” published by Tinuiti in July 2023.

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Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

MARKET (Continued)

Digital Media (Continued)

United States Ad Spend Year Over Year Growth by Platform9

Specifically, with regards to gaming, digital media has become an increasingly important component of the industry. Gamers are now allocating significant time to gaming outside of playing their favorite titles, choosing to watch gaming video content, following esports teams and joining forums / blogs. According to Nielsen, 77% and 71% of Gen Z and Millennial gamers also consume Gaming Video Content, respectively.10 Engagement is higher for the next generation, Gen Alpha, with 94% engaged with games and games content.11 According to YouTube, viewers watched approximately 50 billion hours of gaming video content on its platform in 2018, doubling to approximately 100 billion in 2020.12 Additionally, the number of gaming-related tweets continue to increase with over 24 billion in 2021, a 14% year-on-year increase, and 100% more than 2017, according to Twitter.13 Gamers are spending time on gaming websites containing news, reviews, videos, blog posts, tips, chats, message boards, and other content. Furthermore, 92% of Gen Alpha and Gen Z have spent money on in-game purchases14, and their attitudes towards brands are 36% higher among players than non-payers.15 In 2022, USD$56.6 billion of consumer spending on video game products are recorded in U.S, of which 84% sales were related to video game content.16

[9]	Anonymized Tinuiti advertiser data, 2023.
[10]	Based on Nielsen’s 2019 Millennials on Millennials: Gaming Media Consumption Report.
[11]	Based on Newzoo’s “How Consumers Engage with Video Games Today – Newzoo’s Global Gamer Study 2023”, published on June 20, 2023.
[12]	Based on an article published by The Verge on December 8, 2020 titled “YouTube Gaming had its best year ever with more than 100 billion hours watched” and an article published by YouTube on December 8, 2020 titled “2020 is YouTube Gaming’s biggest year ever: 100B watch time hours”.
[13]	Based on articles published by Twitter titled “Plug into #GamingTwitter: Tips and insights for brands” and “Twitter Gaming reports record conversation volume for first half of 2022” on July 12, 2022.
[14]	Based on Newzoo’s “Gen Alpha & Gen Z - The Future of Gaming “Report published on September 28, 2022.
[15]	Based on Newzoo’s “How Consumers Engage with Video Games Today – Newzoo’s Global Gamer Study 2023”, published on June 20, 2023.
[16]	Based on the article “2022 U.S. Video Game Spending 2nd Highest in History, Fall 5% Compared to 2021” by Circana (Formerly known as The NPD Group) on Feb 2, 2023.

13

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

MARKET (Continued)

Gaming Market (Continued)

Viewers of Enthusiast Gaming’s network of digital media properties are both men and women ages 13 to 65+ with the majority of its users spending, on average, more than 15+ hours gaming per week. These individuals represent a highly sought-after demographic in a number of key advertising categories.

Esports

Esports, or electronic sports, is the evolution of video gaming. “Esports” typically refers to competitive gaming whereby gamers can, individually or in teams, compete against one another. Spectators can typically observe these competitions via different platforms online or in person at live events. The advent of online platforms, such as Twitch, has allowed more and more spectators to watch competitions globally from anywhere in the world and has contributed to the growth in the popularity of esports. Competitive gamers can now participate in regulated leagues, tournaments or other competitions and matches, for various different games on different entertainment systems. Further, competitive gamers, teams, team managers, streamers, game developers, viewing platforms and other participants in the esports industry are able to monetize the attention through different means, including through viewer subscriptions and marketing sponsorships.

Esports is an important component of online video gaming content. Most notably, esports turns competitive video-gaming into a spectator sport. Thousands of viewers will attend live events to watch professional video game players compete in tournaments. Additionally, these tournaments are often streamed online, with viewers logging on to watch from their computers, tablets or mobile devices. According to Newzoo, esports was set to generate nearly USD$1.8 billion in revenues in 2022 while the global esports audience would reach to 532 million.17 In January 2023, Technavio published a report on esports market that esports is set to generate nearly USD$3.52 billion in revenues from 2022 to 2027, growing at a compound annual growth rate of 21.8% during the forecast period, driven by more branding through esports, rising esports events and new platform launches.18

SUSTAINABILITY

Being Transparent and Accountable, Responsible for a Sustainable Business Environment

Corporate governance and sustainable development are key to bringing credibility to management’s decision making and enhancing the communications process between the Company and all stakeholders.

Journey to Governance Best Practices and Supporting our Communities

The Board of Directors and management of Enthusiast Gaming believe that Company’s performance requires a sound and effective Environment, Social and Governance (“ESG”) approach. The Board of Directors has adopted certain practices and procedures to ensure that effective corporate governance practices are followed, and the Board of Directors review the Company’s corporate governance practices and procedures on a regular basis to ensure that they address significant issues around corporate governance.

At Enthusiast Gaming, management believes its employees are the biggest asset and it is committed to fostering, cultivating, and preserving a culture of diversity, inclusion, and equality. The collective sum of the individual differences, life experiences, knowledge, inventiveness, innovation, self-expression, unique capabilities, and talent that the Company’s employees invest in their work represents a significant part of the Company’s culture, reputation and achievements.

[17]	Based on an article published by eMarketer “Esports Ecosystem in 2023: Key industry companies, viewership growth trends, and market revenue stats” published on January 1, 2023.
[18]	Based on an article published by Technavio “Esports Market by Revenue Stream, Genre and Geography - Forecast and Analysis 2023-2027” published in January 2023.

14

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

SUSTAINABILITY (Continued)

Journey to Governance Best Practices and Supporting our Communities (Continued)

During the six months ending June 30, 2023, numerous new social, governance and IT policies were launched in addition to the existing policies, including a Diversity Policy, Parental Leave Policy, a new Vacation and Leave Policy and Referral Policy with the aim to provide an equitable and harmonious work environment for staff. As part of designing improved corporate governance practices throughout the organization, the Company is currently in process of establishing a new ERP system to ensure the continued support of business needs and strategic objectives, as well as further enhance the control environment, increase operational efficiencies, and maintain a high quality of its reporting capabilities as business continues to grow.

In 2023, the Company set up the following four Employee Resources Groups (“ERG”) spearheaded by the staff:

Prism – Recognising our LGBTQIA+ community. Tetris – People of Color Joysticks – Employee Mental Health Awareness Group RYG (Raise Your Game) - Women’s Affinity ERG

In 2023, Luminosity Gaming continued its commitment to Diversity, Equity and Inclusion. Luminosity Gaming rosters three competitive Women’s teams, Luminosity Gaming Red and Luminosity Gaming Green who compete in Apex Legends and the Women’s Carball team which competes in Rocket League. Luminosity Gaming is also home to two of the top Women Battle Royale players, Vanessuh and Kenz Rosey, who compete in Fortnite and Call of Duty: Warzone, respectively. Additionally, the Company’s partnership with the global gaming community presents us with the unique opportunity to engage with gamers across all races, creed, and color.

Protecting our Environment

Enthusiast Gaming cares about the carbon footprint produced every day by our staff and customers. The Company provides a hybrid working environment, encouraging virtual meetings with internal and external stakeholders which greatly reduces travel and the use of utilities, plastics, and paper, and thereby minimizes our carbon footprint. For our PGC events, we provide both in person and virtual channels for participants to join our events in order to reduce emissions from attendee travel by opening the event to remote participation. We also support the Games Forest Club, a non-profit organisation which aims to guide the games industry towards a climate-positive future by 2030, with less environment impact, through donations for every PGC ticket we sell. These donations go towards preserving a section of forests in Peru, to help off-set our event-related carbon footprint.

15

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

SIGNIFICANT ANNOUNCEMENTS YEAR TO DATE

DATE	DESCRIPTION
January 23, 2023	The Company announced a partnership with Mondelēz International’s SOUR PATCH KIDS® (NASDAQ: MDLX) to launch the SOUR PATCH KIDS Fruit Fight Tournament, which will be hosted on NFL TNG’s channels beginning in February 2023. The tournament is a collaboration among Enthusiast Gaming, SOUR PATCH KIDS, and media agency Spark Foundry to amplify the SOUR PATCH KIDS Fruit Fight campaign among the gaming community.
January 24, 2023	The Company announced it has signed a new media sponsorship with Campbell Company of Canada for Campbell’s® Chunky® Soup to be the presenting sponsor for NFL TNG’s Chunky Soup Showdown.
January 31, 2023	The Company announced that its most recent event, PGC London, drew record attendees. This show marked the 37th installment over 10 years of PGC events across the globe and surpassed all previous shows on a number of key metrics. At PGC London, a record 2,600 attendees representing more than 1,200 companies from 65 countries and six continents connected on various topics from across the gaming industry.
February 2, 2023	The Company announced that its browser-based, first-person shooter game, EV.IO, continues to attract industry accolades as a pre-eminent web3 gaming offering, including recently winning FPS Game of the Year and Esports Game of the Year at the Web3 Gam3rs Choice Awards earlier this week, following wins in the categories of best esports title and best multiplayer title at the Polkastarter GAM3 Awards in December.
February 7, 2023	The Company announced that it has renewed its partnership with Xbox as a media sponsor for the upcoming NFL TNG All-Star Game.
February 22, 2023	The Company announced that it has been ranked as the #1 gaming property for unique visitor traffic in the United States, based on the latest digital media ratings from Comscore, a leading independent media measurement firm (Comscore Media Metrix®, Games, January 2023, U.S.).
March 1, 2023	The Company announced that Nick Brien has been appointed as CEO to lead its global operations. Nick Brien will be based in Los Angeles. Most recently, Nick Brien was the CEO of Amobee, one of the world’s leading ad tech companies. Adrian Montgomery, who has served as CEO of Enthusiast Gaming since 2019, will move to Chair the Board of Directors as part of a previously announced transition plan.
May 1, 2023	The Company announced an update on its senior management team. Changes to the senior management team include: (i) Tara Fournier joining Enthusiast Gaming as Chief People Officer; (ii) Amanda Rubin being promoted as Executive Vice President (“EVP”), Brand Solutions, (iii) Matt Goodman being promoted as EVP, Strategic Partnerships, and (iv) Scotty Tidwell being promoted as EVP, Content & Creators.

16

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

SIGNIFICANT ANNOUNCEMENTS YEAR TO DATE (Continued)

DATE	DESCRIPTION
May 4, 2023

The Company announced the Listing Qualifications department of the Nasdaq Stock Market LLC (“Nasdaq”) approved the Company’s request for a 180-day extension to regain compliance with Nasdaq’s minimum bid price requirement under Nasdaq Listing Rule 5450(a)(1). The Company now has until October 30, 2023 to regain compliance. If at any time prior to October 30, 2023, the bid price of the Company’s common shares closes at USD $1.00 per common share or more for a minimum of 10 consecutive business days, the Company will regain compliance with the minimum bid price requirement.

In connection with the 180-days extension, the Company has transferred the listing of the common shares from the Nasdaq Global Select Market to the Nasdaq Capital Market. The transfer is expected to take effect at the opening of business on May 4, 2023. Neither the Company’s operations nor the Company’s TSX listing are affected by the transfer of the Company’s listing to the Nasdaq Capital Market. The common shares will continue to trade without interruption under the symbol “EGLX.” The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Select Market, and companies on the Nasdaq Capital Market must meet certain financial and corporate governance requirements to qualify for continued listing.

The Company intends to continue to actively monitor the minimum bid price requirement and, as appropriate, will consider available options to resolve any deficiencies and regain compliance.

June 21, 2023	The Company announced that PGC Seattle, which occurred May 16-17, 2023, drew attendees from 40 different countries. The Company will be hosting its first-ever event in Dubai, GameExpo Summit, in June and its second annual PGC Toronto event in July.
July 10, 2023	The Company announced that it has increased its position as the #1 Gaming Property in the United States, reaching a new record of 56 million Unique Visitors, based on the latest digital media rations from Comscore. The results represent a 28% year-over-year growth in Unique Visitor traffic to Enthusiast Gaming’s digital media Property of gaming communities, content, and creators (Comscore Media Metrix® Muilt-Platform, Total Audience, May 2023, U.S.). The Company also climbed to #72 on Comscore’s comprehensive ranking of the Top 100 Properties in the United States across all digital media categories, representing another market high (Comscore Media Metrix® Muilt-Platform, Total Audience, May 2023, U.S.).
July 18, 2023	The Company announced Steelcase Inc. as the official performance seating partner of Luminosity Gaming.
July 27, 2023	The Company announced that its data-driven and insights platform, U.GG, has expanded to include content and support for World of Warcraft, one of the largest massive multiplayer online role-playing games in the world.

17

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

OVERALL PERFORMANCE

The comparative three months ended June 30, 2022, results below do not include a full three months of results for the Mergers and Acquisitions of FFS. FFS was acquired on April 27, 2022. The operating results of FFS have been included in the Company’s consolidated financial statements from the date of acquisition.

Summary of Financial and Operating Results
For the Three Months Ended June 30, 2023 and 2022

Selected financial information for the Company for the indicated period is provided below:

	Three Months Ended June 30, 2023 $	Three Months Ended June 30, 2022 $
Total revenue	42,598,769	51,119,028
Cost of sales	27,616,077	35,775,863
Gross margin	14,982,692	15,343,165
Interest income	(1,514)	(1,320)
Operating expenses	24,586,889	29,117,767
Net loss and comprehensive loss for the period	(12,358,392)	(13,811,933)
Net loss per share – basic and diluted	(0.07)	(0.12)

Revenue for the three months ended June 30, 2023 and 2022, was $42,598,769, and $51,119,028 respectively. The table below provides a breakdown of the revenue for the indicated period:

	Three Months Ended June 30, 2023 $	Three Months Ended June 30, 2022 $
Media and content (a)	36,886,121	45,391,845
Esports and entertainment (b)	1,703,290	2,183,894
Subscriptions (c)	4,009,358	3,543,289
Total Revenue	42,598,769	51,119,028

Notes:

(a)	Media and content revenue predominantly consists of advertising revenue on the Company’s web, video, and casual gaming platforms, and content licensing revenue. Q2 2023 media and content revenue attributable to the video platform is $22.7 million, which decreased $5.0 million compared to $27.7 million in Q2 2022. The decrease in media and content revenue for Q2 2023, relating to the video platform, is mainly attributable a 5% decrease in video views in Q2 2023 compared to Q2 2022, and a revenue per thousand impressions (“RPM”) for the video platform which was 13% lower in Q2 2023 compared to Q2 2022, with a similar trend observed in the boarder programmatic market.

18

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)
For the Three Months Ended June 30, 2023 and 2022 (Continued)

(a)	(Continued)

Q2 2023 media and content revenue, excluding the video platform, is $14.2 million, which decreased $3.5 million compared to $17.7 million in Q2 2022. The decrease in media and content revenue for Q2 2023, when excluding the video platform, is mainly attributed to a web RPM which was 28% lower in Q2 2023 compared to Q2 2022, due to weakened macroeconomic conditions which led to a decrease in spending from DSPs in Q2 2023 compared to Q2 2022. There was a decrease in total web pageviews of 9% in Q2 2023 compared to Q2 2022 which contributed to the web platform revenue decrease.

Direct sales is a significant driver for the increase in gross profit from 30.0% in Q2 2022 to 35.2% as direct sales represent a larger percentage of overall revenue in Q2 2023 compared to Q2 2022. The majority of direct sales are included in media and content. Video views were 5.7 billion in Q2 2023, compared to 6.0 billion in Q2 2022 (see Select Operating Metrics). In Q2 2022 certain large partner channels left the video network, which the Company elected for in order to reduce operating costs relating to these channels and the Company continues to prioritize the profitable channels. Web pageviews were 3.7 billion in Q2 2023 compared to 4.1 billion in Q2 2022 (see Select Operating Metrics). The decrease in web pageviews was mainly driven by no major game releases in Q2 2023 compared to Q2 2022, which saw elevated traffic from release of Elden Ring in February 2022.

(b)	Esports revenue is generated through sponsorships, brand advertising, prize money, merchandise sales, and other esports related sources. Entertainment revenue mainly relates to PGC mobile gaming events which occur throughout each year. Esports revenue decreased to $0.9 million in Q2 2023 compared to $1.7 million in Q2 2022, a decrease of $0.8 million. The decrease in esports revenue is mainly attributable to the decrease in influencer campaigns resulting in lower brand advertising revenue. Entertainment revenue increased to $0.8 million in Q2 2023 compared to $0.5 million in Q2 2022, an increase of $0.3 million. The increase in entertainment revenue is mainly attributable to the success of the inaugural GameExpo Summit event held in Dubai from June 21-22, 2023, which hosted 1,300 attendees.

(c)	Subscription revenue is generated from paid subscribers (see Select Operating Metrics) on the Company’s web properties including TSR, Icy Veins, Tabstats, GameKnot, Addicting Games, Shockwave, TeachMe, TypeRacer, Little Big Snake, U.GG, and FFS. As of June 30, 2023, the Company has approximately 272,000 paid subscribers, compared to approximately 258,000 paid subscribers as of June 30, 2022. The increase in subscription revenue is primarily attributable to an increase in paid subscribers on TSR. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features. The cost of sales attributable to subscription revenue is nominal.

19

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)
For the Three Months Ended June 30, 2023 and 2022 (Continued)

Operating expenses for the three months ended June 30, 2023 and 2022, were $24,586,889 and $29,117,767 respectively. The table below provides a breakdown of operating expenses for the indicated period:

	Three Months Ended June 30, 2023 $	Three Months Ended June 30, 2022 $
Professional fees (a)	690,063	667,681
Consulting fees (b)	1,595,468	1,777,003
Advertising and promotion (c)	938,613	427,618
Office and general (d)	1,930,338	2,681,589
Annual general meeting legal and advisory costs (e)	—	2,237,200
Salaries and wages (f)	9,932,310	9,112,903
Technology support, web development and content (g)	4,156,966	3,800,203
Esports player, team and game expenses (h)	645,715	1,483,360
Foreign exchange loss (i)	22,851	(633,789)
Share-based compensation (j)	1,788,490	3,128,625
Amortization and depreciation (k)	2,886,075	4,435,374
Total Operating Expenses	24,586,889	29,117,767

Notes:

(a)	Professional fees relate to corporate activities and are mainly comprised of legal, audit, tax and accounting fees. Professional fees remained relatively consistent in Q2 2023 as compared to Q2 2022.

(b)	Consulting fees include management consultants and advisory services, investor relations services, and technology and data evaluation services. Consulting fees decreased by $0.2 million in Q2 2023 as compared to Q2 2022 largely due to reduced consulting fees relating to advisory services.

(c)	Advertising and promotion expense relates to corporate marketing, brand marketing, and brand ambassadors. Advertising and promotion expenses increased by $0.5 million in Q2 2023 as compared to Q2 2022 due to increased brand and product marketing initiatives.

(d)	Office and general costs include such costs as insurance expense relating to the listing of the Company’s common shares on the Nasdaq, travel expenses, payment processing fees, and listing fees/sustaining relating to the Nasdaq and TSX. Office and general costs decreased by $0.8 million in Q2 2023 as compared to Q2 2022, largely due to a decrease in insurance expense.

(e)	Annual general meeting legal and advisory costs relate to non-recurring legal, advisory, and other expenses incurred in relation to the Company’s contested 2022 annual general meeting (“AGM”) (see Significant Announcements During the Year and Subsequent to Year Ended December 31, 2022 in the December 31, 2022 MD&A). The 2023 AGM was not contested.

20

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)
For the Three Months Ended June 30, 2023 and 2022 (Continued)

Notes (Continued):

(f)	The Company has a staff of approximately 190 employees as of June 30, 2023, compared to a staff of approximately 220 employees as of June 30, 2022. Although there is a decrease in staffing levels, salaries and wages increased in Q2 2023 compared to Q2 2022 as average salaries have increased in 2023 and due to severance costs of approximately $1.0 million included in salaries and wages from Company restructuring in Q2 2023.

(g)	Technology support, web development and content costs relate to Media and Content and Esports and Entertainment. Technology support, web development and content costs increased by $0.4 million in Q2 2023 as compared to Q2 2022 due to an increase in content and design costs incurred on new and existing properties including NFL TNG and TSR. The increase was offset by the sale of certain legacy editorial properties in Q3 2022.

Technology support, web development and content costs include $0.5 million of expenses relating to NFL TNG in Q2 2023 as compared to $Nil in Q2 2022.

(h)	Esports player, team, and game expenses primarily relate to Luminosity Gaming, including but not limited to esports player and influencer salaries, and team travel. Esports player, team and games expense decreased $0.8 million in Q2 2023 compared to Q2 2022, mainly due to lower average salary, which was offset by a higher number of esports players and influencers. Luminosity Gaming had approximately 80 esports players and influencers as of June 30, 2023 compared to approximately 50 esports players and influencers as of June 30, 2022.

(i)	The Company and its subsidiaries commonly transact and carry assets and liabilities in currencies other than respective functional currencies. Foreign exchange gains or losses are caused by movements in exchange rates. The Company expects continued gains and losses due to fluctuating exchange rates.

(j)	Share-based compensation is a non-cash expense which relates to options and restricted share units granted to directors, officers, employees, and consultants of the Company, which are expensed over their respective vesting periods. Share-based compensation expense decreased by $1.3 million in Q2 2023 as compared to Q2 2022 largely due to forfeitures, but also driven by vesting periods, and black-scholes option pricing model inputs. In January 2021, the Company issued 743,671 options and 1,251,162 restricted share units. In April 2021, the Company issued 855,234 options and 1,242,577 restricted share units. In April 2022, the Company issued 1,560,697 options and 1,922,877 restricted share units. In November 2022, the Company issued 211,942 options and 437,636 restricted share units. In March 2023, the Company issued 6,062,976 options. In May 2023, Company issued 212,868 restricted share units. In June 2023, the Company issued 202,694 restricted share units.

(k)	Amortization and depreciation are significantly comprised of amortization of intangible assets arising from the Mergers and Acquisitions. Amortization and depreciation expense decreased by $1.5 million in Q2 2023 as compared to Q2 2022 mainly due to the amortization of intangible assets recognized upon the acquisitions of Vedatis and Tabwire in Q2 2021, GameKnot and Addicting Games in Q3 2021, Outplayed in Q4 2021, and FFS in Q2 2022. Certain intangible assets recognized from the Mergers and Acquisitions are amortized over periods of one year or less, resulting in certain intangible assets becoming fully amortized in Q2 2023 or prior to Q2 2023.

21

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

OVERALL PERFORMANCE (Continued)

The comparative six months ended June 30, 2022 results below do not include a full six months of results for the Mergers and Acquisitions of FFS. FFS was acquired on April 27, 2022. The operating results of FFS have been included in the Company’s consolidated financial statements from the date of acquisition.

Summary of Financial and Operating Results
For the Six Months Ended June 30, 2023 and 2022

Selected financial information for the Company for the indicated period is provided below:

	Six Months Ended June 30, 2023 $	Six Months Ended June 30, 2022 $
Total revenue	85,478,735	98,286,566
Cost of sales	53,730,485	69,452,022
Gross margin	31,748,250	28,834,544
Interest income	(62,721)	(2,721)
Operating expenses	49,818,009	53,940,137
Net loss and comprehensive loss for the period	(21,088,541)	(26,053,292)
Net loss per share – basic and diluted	(0.12)	(0.20)

Revenue for the six months ended June 30, 2023 and 2022, was $85,478,735, and $98,286,566 respectively. The table below provides a breakdown of the revenue for the indicated period:

	Six Months Ended June 30, 2023 $	Six Months Ended June 30, 2022 $
Media and content (a)	72,417,828	87,255,753
Esports and entertainment (b)	5,097,287	4,153,673
Subscriptions (c)	7,963,620	6,877,140
Total Revenue	85,478,735	98,286,566

Notes:

(a)	Media and content revenue predominantly consists of advertising revenue on the Company’s web, video, and casual gaming platforms, and content licensing revenue. For the six months ended June 30, 2023, media and content revenue attributable to the video platform is $43.8 million, which decreased $9.7 million compared to $53.5 million in six months ended June 20, 2022. The decrease in media and content revenue for six months ended June 30, 2023, relating to the video platform, is mainly attributable to a 13% decrease in video views in the six months ended June 30, 2023, compared to six months ended June 30, 2022, and a revenue per thousand impressions (“RPM”) for the video platform which was 8% lower in six months ended June 30, 2023, compared to six months ended June 30, 2022, with a similar trend observed in the broader programmatic market.

22

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)
For the Six Months Ended June 30, 2023 and 2022 (Continued)

(a)	(Continued)

For the six months ended June 30, 2023, media and content revenue, excluding the video platform, is $28.6 million, which decreased $5.1 million compared to $33.7 million for the six months ended June 30, 2022. The decrease in media and content revenue for six months ended June 30, 2023, when excluding the video platform, is mainly due to a web RPM which was 39% lower in six months ended June 30, 2023, compared to six months ended June 30, 2022, due to weakened macroeconomic conditions which led to a decrease in spending from DSPs in the six months ended June 30, 2023, compared to six months ended June 30, 2022. There was a decrease in total web pageviews of 2% in the six months ended June 30, 2023, compared to the six months ended June 30, 2022, which contributed to the web platform revenue decrease.

The year-over-year decrease in web RPM was also contributed to by a non-recurring surge in traffic on a web property occurring in the six months ended June 30, 2022, relating to the release of Elden Ring in February 2022. The web property which covered the release of Elden Ring had a high RPM in the six months ended June 30, 2022.

The increase in direct sales is a significant driver for the increase in gross profit as a percent of total revenue from 29.3% in the six months ended June 30, 2022, to 37.1% in the six months ended June 30, 2023. Direct sales in the six months ended June 30, 2023, were $18.7 million, which increased $4.2 million compared to direct sales of $14.5 million in six months ended June 30, 2022. Video views were 11.4 billion for six months ended Q2 2023, compared to 13.1 billion for the six months ended Q2 2022 (see Select Operating Metrics). In Q2 2022 certain large partner channels left the video network, which the Company elected for in order to reduce operating costs relating to these channels and the Company continues to prioritize the profitable channels, along with deploying new content to TikTok. Web pageviews were 8.0 billion in Q2 2023 compared to 8.2 billion in Q2 2022 (see Select Operating Metrics). The decrease in web pageviews was mainly driven by no major releases in in the six months ended June 30, 2023, compared to the six months ended June 30, 2022, which saw elevated traffic from release of Elden Ring in February 2022.

(b)	Esports revenue is generated through sponsorships, brand advertising, prize money, merchandise sales, and other esports related sources. Entertainment revenue mainly relates to PGC mobile gaming events which occur throughout each year. Esports revenue decreased to $1.8 million in six months ended June 30, 2023 compared to $2.1 million in six months ended June 30, 2022, a decrease of $0.3 million. The decrease in esports revenue is mainly attributable to a decrease in influencer campaigns resulting in lower brand advertising revenue. Entertainment revenue increased to $3.3 million in six months ended June 30, 2023 compared to $2.1 million in six months ended June 30, 2022, an increase of $1.2 million. The increase in entertainment revenue is mainly attributable to the success of the PGC London event held from January 23-24, 2023, which hosted 2,600 attendees, and the inaugural GameExpo Summit live event held in Dubai from June 21-22, 2023, which hosted 1,300 attendees. In the six months ended June 30, 2022, the PGC London held from February 14-15, 2022, hosted 2,000 attendees.

(c)	Subscription revenue is generated from paid subscribers (see Select Operating Metrics) on the Company’s web properties including TSR, Icy Veins, Tabstats, GameKnot, Addicting Games, Shockwave, TeachMe, TypeRacer, Little Big Snake, U.GG, and FFS. As of June 30, 2023, the Company has approximately 272,000 paid subscribers, compared to approximately 258,000 paid subscribers as of June 30, 2022. The increase in subscription revenue is primarily attributable to an increase in paid subscribers on TSR. TSR’s subscribers pay on average approximately USD$4 per month to access its VIP features. The cost of sales attributable to subscription revenue is nominal.

23

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)
For the Six Months Ended June 30, 2023 and 2022 (Continued)

Operating expenses for the six months ended June 30, 2023 and 2022, were $49,818,009 and $53,940,137 respectively. The table below provides a breakdown of operating expenses for the indicated period:

	Six Months Ended June 30, 2023 $	Six Months Ended June 30, 2022 $
Professional fees (a)	1,143,399	1,592,502
Consulting fees (b)	2,903,952	3,255,177
Advertising and promotion (c)	2,394,724	755,065
Office and general (d)	4,222,121	4,944,494
Annual general meeting legal and advisory costs (e)	—	2,237,200
Salaries and wages (f)	19,139,334	17,809,778
Technology support, web development and content (g)	9,452,990	7,259,071
Esports player, team and game expenses (h)	1,281,162	2,994,848
Foreign exchange loss (i)	137,408	(625,202)
Share-based compensation (j)	2,918,821	4,514,806
Amortization and depreciation (k)	6,224,098	9,202,398
Total Operating Expenses	49,818,009	53,940,137

Notes:

(a)	Professional fees relate to corporate activities and are mainly comprised of legal, audit, tax and accounting fees. Professional fees decreased $0.4 million in the six months ended June 30, 2023, as compared to six months ended June 30, 2022, due to decreased corporate activity.

(b)	Consulting fees include management consultants and advisory services, investor relations services, and technology and data evaluation services. Consulting fees decreased by $0.4 million in six months ended June 30, 2023, as compared to six months ended June 30, 2022, largely due to reduced consulting fees relating to advisory services.

(c)	Advertising and promotion expense relates to corporate marketing, brand marketing, and brand ambassadors. Advertising and promotion expenses increased by $1.6 million in six months ended June 30, 2023, as compared to six months ended June 30, 2022, due to increased brand and product marketing initiatives, the majority of which relates to NFL TNG.

(d)	Office and general costs include such costs as insurance expense relating to the listing of the Company’s common shares on the Nasdaq, travel expenses, payment processing fees, and listing fees/sustaining relating to the Nasdaq and TSX. Office and general costs decreased by $0.7M in the six months ended June 30, 2023, as compared to six months ended June 30, 2022, largely due to a decrease in insurance expense.

24

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

OVERALL PERFORMANCE (Continued)

Summary of Financial and Operating Results (Continued)
For the Six Months Ended June 30, 2023 and 2022 (Continued)

(e)	Annual general meeting legal and advisory costs relate to non-recurring legal, advisory, and other expenses incurred in relation to the Company’s contested 2022 AGM (see Significant Announcements During the Year and Subsequent to Year Ended December 31, 2022 in the December 31, 2022 MD&A). The 2023 AGM was not contested.

(f)	The Company has a staff of approximately 190 employees as of June 30, 2023, compared to a staff of approximately 220 employees as of June 30, 2022. Although there is a decrease in staffing levels, salaries and wages increased in the six months ended June 30, 2023, compared to the six months ended June 30, 2022, as average salaries have increased in 2023 and due to severance costs of approximately $1.0 million included in salaries and wages from Company restructuring. Also, direct sales commissions, which are included in salaries and wages, have increased. Direct sales were $18.7 million in the six months ended June 30, 2023, compared to $14.5 million in the six months ended June 30, 2022.

(g)	Technology support, web development and content costs relate to Media and Content and Esports and Entertainment. Technology support, web development and content costs increased by $2.2 million in six months ended June 30, 2023, as compared to six months ended June 30, 2022, due to an increase in content and design costs incurred on new and existing properties including NFL TNG and TSR. The increase was offset by the sale of certain legacy editorial properties in Q3 2022.

Technology support, web development and content costs include $2.8 million of expenses relating to NFL TNG in six months ended June 30, 2023, as compared to $Nil in six months 2022.

(h)	Esports player, team, and game expenses primarily relate to Luminosity Gaming, including but not limited to esports player and influencer salaries, and team travel. Esports player, team and games expense decreased $1.7 million in six months ended June 30, 2023, compared to six months ended June 30, 2022, mainly due to lower average salary, which was offset by a higher number of esports players and influencers. Luminosity Gaming had approximately 80 esports players and influencers as of June 30, 2023, compared to approximately 50 esports players and influencers as of June 30, 2022.

(i)	The Company and its subsidiaries commonly transact and carry assets and liabilities in currencies other than respective functional currencies. Foreign exchange gains or losses are caused by movements in exchange rates. The Company expects continued gains and losses due to fluctuating exchange rates.

(j)	Share-based compensation is a non-cash expense which relates to options and restricted share units granted to directors, officers, employees, and consultants of the Company, which are expensed over their respective vesting periods. Share-based compensation expense decreased by $1.6 million in six months ended June 30, 2023, as compared to six months ended June 30, 2022, largely due to forfeitures, but also driven by vesting periods, and black-scholes option pricing model inputs. In January 2021, the Company issued 743,671 options and 1,251,162 restricted share units. In April 2021, the Company issued 855,234 options and 1,242,577 restricted share units. In April 2022, the Company issued 1,560,697 options and 1,922,877 restricted share units. In November 2022, the Company issued 211,942 options and 437,636 restricted share units. In March 2023, the Company issued 6,062,976 options. In May 2023, Company issued 212,868 restricted share units. In June 2023, the Company issued 202,694 restricted share units.

(k)	Amortization and depreciation are significantly comprised of amortization of intangible assets arising from the Mergers and Acquisitions. Amortization and depreciation expense decreased by $3.0 million in six months ended June 30, 2023 as compared to six months ended June 30, 2022 mainly due to the amortization of intangible assets recognized upon the acquisitions of Vedatis and Tabwire in Q2 2021, GameKnot and Addicting Games in Q3 2021, Outplayed in Q4 2021, and FFS in Q2 2022. Certain intangible assets recognized from the Mergers and Acquisitions are amortized over periods of one year or less, resulting in certain intangible assets becoming fully amortized in Q2 2023 or prior to Q2 2023.

25

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

SELECT OPERATING METRICS

Financial results include the results of the Mergers and Acquisitions from the respective closing date of the acquisition transaction. Paid subscribers for Vedatis and Tabwire are included beginning in Q2 2021, paid subscribers for GameKnot and Addicting Games are included beginning in Q3 2021, paid subscribers for U.GG are included beginning in Q4 2021, and paid subscribers for FFS are included beginning in Q2 2022. The figures below do not include pro forma adjustments for Vedatis, Tabwire, GameKnot, Addicting Games, Outplayed and FFS.

Quarterly select operating metrics
(Unaudited)	Q3 2021	Q4 2021	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Q1 2023	Q2 2023
Total Views (Millions)	9,825	9,576	11,251	10,048	9,729	9,755	10,046	9,389
Web pageviews	2,606	2,866	4,137	4,074	3,617	3,753	4,287	3,721
Video views	7,219	6,710	7,114	5,974	6,112	6,002	5,759	5,668
Paid subscribers (thousands – as of end of period)	207	220	233	258	260	262	275	272

Changes in views by quarter are impacted, but not limited to, seasonality (refer to Seasonality), trends, new game releases, new products and offerings, and global factors such as COVID-19. The Company seeks to grow existing properties, create new properties and add new partners. Total views remained relatively consistent from Q3 2021 to Q4 2021, increased 18% in Q1 2022 compared to Q4 2021, and remained relatively consistent to prior quarters from Q2 2022 to Q2 2023.

Web pageviews increased 44% in Q1 2022 compared to Q4 2021. Management attributes this increase to organic growth in traffic driven by content related to new game releases on both owned-and-operated and represented web properties, such as the Elden Ring game released in February 2022, as well as launch of desktop app for U.GG. Web pageviews decreased 11.2% in Q3 2022 compared to Q2 2022, which management attributes to a decrease in traffic relating to the Elden Ring game following its initial surge upon launch. Web pageviews increased 14% in Q1 2023 compared to Q4 2022, which management attributes to a continuation of the Q4 2022 trends, as well as higher web-based usage broadly across the web platform. The launch of Harry Potter Hogwarts Legacy game in Q1 2023 and renewed traffic from Premier League Fantasy users in FFS properties upon resumption of weekly Premier League games in Q1 2023 after end of FIFA World Cup in Q4 2022 also contributed to the Q1 2023 increase. Web pageviews decreased 13.2% in Q2 2023 compared to Q1 2023 mainly due to lack of any major game releases in Q2 2023, the conclusion of the Premier League season in early Q2 2023 and the seasonal impact prevalent in the months leading up to the summer break.

Video views decreased to 5.9 billion in Q2 2022, or 16.0% from Q1 2022. This decrease specifically relates to certain large partner channels leaving the video network, which the Company elected for in order to reduce operating costs relating to these channels. Management also attributes the decrease to the reduction in the gaming category views across YouTube primarily driven from relaxed COVID-19 restrictions.

Paid subscribers relate primarily to TSR. TSR was acquired by Enthusiast Properties in Q1 2019. In Q4 2019, the Company began initiatives to increase the numbers of paid subscribers, including pricing analysis, promotional events, and marketing initiatives. In Q3 and Q4 2020, the Company established a team of employees focused exclusively on subscription efforts, and the Company attributes the additional increase in the number of paid subscribers observed in the table above primarily to these initiatives as well as the Mergers and Acquisitions. Across 2021 and 2022, approximately 74,000 paid subscribers were added from the Mergers and Acquisitions, with the remaining subscription growth being organic.

26

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

QUARTERLY RESULTS OF OPERATIONS

	Q3 2021 $	Q4 2021 $	Q1 2022 $	Q2 2022 $	Q3 2022 $	Q4 2022 $	Q1 2023 $	Q2 2023 $
Total revenue	43,341,907	56,942,443	47,167,538	51,119,028	50,578,758	53,970,597	42,879,966	42,598,769
Interest income	9,315	983	1,401	1,320	5,257	28,274	61,207	1,514
Operating expenses	21,354,332	25,679,125	24,822,370	29,117,767	26,600,236	30,259,158	25,231,120	24,586,889
Net loss and comprehensive Loss	(12,302,971)	(12,861,272)	(12,241,359)	(13,811,933)	(30,189,879)	(12,484,952)	(8,730,149)	(12,358,392)
Loss per share – basic and diluted	(0.10)	(0.10)	(0.08)	(0.12)	(0.25)	(0.08)	(0.06)	(0.07)

The Company has been expanding its operations since the acquisition of Omnia in Q3 2020, which is the primary driver of the increase in total revenue and operating expenses from Q2 2021 through Q4 2022. The Mergers and Acquisitions contributed to the increase in total revenue and operating expenses observed in Q2 2021 through Q4 2022. In Q3 2022, the Company recognized a goodwill impairment charge on the Omnia cash-generating unit (“CGU”) and Addicting Games CGU which caused a significant increase in net loss and comprehensive loss observed in Q3 2022, see Goodwill Impairment.

Period-to-period results are also impacted by certain operating metrics (see Select Operating Metrics) and seasonality (see Seasonality).

SEASONALITY

The Company’s media and content division is impacted by seasonality which is linked to advertiser spend and consumer events. Advertising seasonality is driven by two main factors, RPM and traffic, which are interlinked factors that are tied to seasonal periods of time throughout the year. These seasonal periods of time are linked to cultural holidays, commercial holidays, or ad hoc events (e.g., election years).

Advertiser spend is impacted by their annual budgets, financial year-end date, cultural holidays, commercial holidays, ad hoc events, new brands, new campaigns and new products. Advertiser spend normally increases significantly for consumer spending events such as Black Friday, Christmas, Back to School, Valentine’s Day, and Easter which result in a corresponding increase in RPM. Advertiser spend typically increases substantially in Q4 as Black Friday and the December holiday season approaches. Advertiser spend can differ from consumer spend as consumers have different spending patterns and important events.

Q1 is typically the slowest part of the year historically, as most media spending occurs in Q4. As a result, Q1 normally reports the lowest media and content revenue and Q4 the highest media and content revenue. Q2 and Q3 media and content revenue varies depending on an advertiser’s financial year end, budgeted advertiser spends remaining and new brands, campaigns, and products being promoted.

Due to seasonality, the results of operations for any quarter are not necessarily indicative of the results of operations for the fiscal year.

GOODWILL IMPAIRMENT

The Company performs its annual impairment tests at December 31 or at an interim date when events or changes in the business environment (triggering events) would more likely than not reduce the fair value of a CGU below its carrying value.

27

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

GOODWILL IMPAIRMENT (Continued)

During the year ended December 31, 2022, the Company concluded that there were triggering events requiring an impairment assessment as of September 30, 2022 and December 31, 2022 due to overall macroeconomic conditions including but not limited to increasing interest rates, high inflation, and softening of digital advertisement demand and spending due to uncertain economic outlooks. In addition, there was a decline in the Company’s share price resulting in market capital being lower than the net assets of the Company. The Company performed impairment testing as of September 30, 2022, and determined that impairment charges were necessary for the Omnia CGU of $14,082,162 and the Addicting Games CGU of $17,199,124 due to the overall macroeconomic conditions. The Company performed impairment testing as of December 31, 2022, and determined that no further impairment charges were necessary. The Company’s analysis showed the value of the Enthusiast Properties, TSR, Luminosity, Steel Media and Outplayed CGUs exceeds their carrying amount, ranging between 18% to 447% of recoverable amount compared to the carrying amount of the net assets. For key assumptions used to determine the recoverable amount of goodwill based on each CGU’s value-in-use refer to Note 11 of the Company’s consolidated financial statements for the year ended December 31, 2022, and 2021.

As of June 30, 2023, the Company concluded that there were no triggering events requiring an impairment assessment.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash flow for the Six Months Ended June 30, 2023

Net cash used in operating activities for the six months ended June 30, 2023, was $1,157,209 (June 30, 2022 – $5,266,928). This was due to the net loss of $18,953,292 and was decreased by items not affecting cash such as amortization and depreciation of $6,224,098, share-based compensation of $2,918,821, interest and accretion of $137,327, and a loss on revaluation of deferred payment liability of $202,077, and increased by items not affecting cash such as deferred tax recovery of $763,489. These non-cash items for the six months ended June 30, 2023, were offset by changes in working capital including a decrease in trade and other receivables of $5,108,139, a decrease in prepaid expenses of $736,371, an increase in accounts payable and accrued liabilities of $2,974,533, a decrease in contract liabilities of $477,981 and a decrease in income taxes of $480,392.

For the six months ended June 30, 2022, net cash used in operating activities was $5,266,928. This was due to the net loss of $27,913,159 and was decreased by items not affecting cash such as amortization and depreciation of $9,202,398, share-based compensation of $4,514,806, interest and accretion of $2,143,527, loss on settlement of deferred payment liability of $3,302,824, and increased by items not affecting cash such as deferred tax recovery of $884,172, a gain on revaluation of deferred payment liability $871,763, a foreign exchange gain of $492,716, gain on player buyouts of $480,537 and share of income from investment in associates and joint ventures $1,227,942. These non-cash items for the six months ended June 30, 2022, were offset by changes in working capital including a decrease in trade and other receivables of $1,255,456, an increase in prepaid expenses of $1,598,380, an increase in accounts payable and accrued liabilities of $7,128,498 and an increase in contract liabilities of $310,858.

Net cash used by investing activities for the six months ended June 30, 2023 was $888,994 (June 30, 2022 – $1,185,379) which is predominately attributable to the repayment of deferred payment liability of $844,350. For the six months ended June 30, 2022, net cash used by investing activities was predominately attributable to cash paid for mergers and acquisitions of $2,937,520 and repayment of deferred payment liability of $472,833, which were collectively offset by cash acquired from mergers and acquisitions of $1,748,602 and proceeds from player buyouts, net of transaction costs, of $480,537.

Net cash used by financing activities for the six months ended June 30, 2023 was $2,622,429 (June 30, 2022 – $1,350,097), which is predominately attributable to the repayment of long-term debt of $2,176,470 and lease payments of $439,184. For the six months ended June 30, 2022, net cash used by financing activities was predominately attributable to the repayment of long-term debt of $1,000,000 and lease payments of $417,092.

28

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Cash flow for the Six Months Ended June 30, 2023 (Continued)

For the six months ended June 30, 2023, and 2022, the Company had a net decrease in cash of $4,673,728 and $7,714,920, respectively. As a result, the Company had a cash balance as of June 30, 2023 and 2022, of $2,741,788 and $14,939,342, respectively.

Liquidity

Selected financial information about the Company’s financial position as of the indicated dates is provided below:

	June 30, 2023 $	December 31, 2022 $
Cash	2,741,788	7,415,516
Total assets	321,843,913	341,437,545
Total liabilities	83,669,926	86,786,538
Share capital, contributed surplus and accumulated other comprehensive income	484,290,238	481,813,966
Retained earnings (deficit)	(246,116,251)	(227,162,959)
Working capital (deficiency)	(9,462,167)	(11,196,337)

Total liabilities at each reporting date are broken down as follows:

	June 30, 2023 $	December 31, 2022 $
Accounts payable and accrued liabilities	35,797,853	32,823,320
Contract liabilities	4,902,397	5,380,378
Income tax payable	242,785	129,485
Current portion of long-term debt	4,352,940	17,431,625
Current portion of deferred payment liability	79,205	2,391,863
Current portion of lease liabilities	870,447	872,429
Current portion of other long-term debt	9,678	10,891
Long-term debt	10,891,725	—
Long-term lease liabilities	1,612,364	1,451,939
Long-term portion of deferred payment liability	1,039,794	1,478,438
Other long-term debt	141,141	144,844
Deferred tax liability	23,729,627	24,671,326
Total liabilities	83,669,926	86,786,538

29

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Liquidity (continued)

During the six months ended June 30, 2023, the Company incurred a net loss and comprehensive loss of $21,088,541 (June 30, 2022 – $26,053,292) and, as of that date, the Company had accumulated a deficit of $246,116,251 (December 31, 2022 – $227,162,959) and negative cash flows from operations of $1,157,209 (June 30, 2022 – $5,266,928). Whether and when the Company can attain profitability and positive cash flows from operations is uncertain.

As of June 30, 2023, the Company has current assets of $36,793,138 (December 31, 2022 - $47,843,654) and current liabilities of $46,255,305 (December 31, 2022 - $59,039,991) resulting in a working capital deficiency of $9,462,167 (December 31, 2022 – $11,196,337).

The Company has not yet realized profitable operations and has mainly relied on non-operational sources of financing to fund operations. Management has been able to raise sufficient funds to finance the Company’s operations, growth, and mergers and acquisitions in the past and may need to continue to do so to fund these activities in the future.

As of June 30, 2023, the Company’s working capital deficiency of $9,462,167 includes contract liabilities of $4,902,397. The working capital will be used to finance operations and growth over the next 12 months. The Company also has other cash commitments of $2,454,000 (see Commitments) over the next 12 months.

To the extent that further working capital is required in the next 12 months, the Company has an operating credit consisting of an authorized amount of up to $5 million available to draw upon. As of June 30, 2023, the balance on this operating credit is $Nil. For details on the operating credit see Note 12 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2023. The Company has not identified any legal or practical restrictions on its ability to meet its obligations.

As of June 30, 2023, the Company is in advanced discussions with its primary lender to document an amendment of its existing debt facilities, the successful execution of which will enable re-investment of funds into the business for growth opportunities and continued operations as well as alleviate short term liquidity pressures. The failure to successfully amend its existing debt facilities could impact planned and continuing operations.

Capital Management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt, and deferred payment liability. The Company manages its capital structure and makes adjustments to it in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the six months ended June 30, 2023. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements aside from the covenants described in Note 12 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2023.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern.

30

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES (Continued)

Nasdaq Minimum Bid Price Requirement

On November 4, 2022, the Company disclosed the receipt of a notice (the “Notice”) on November 3, 2022 from the Nasdaq that the Company is not currently in compliance with the USD$1.00 minimum bid price requirement for continued listing of the Company’s common shares on the Nasdaq Global Select Market, as set forth in Nasdaq Listing Rule 5450(a)(1) (the “Minimum Bid Price Requirement”). The Notice indicated that, consistent with Nasdaq Listing Rule 5810(c)(3)(A), the Company has 180 calendar days, or until May 2, 2023 (the “Compliance Deadline”), to regain compliance with the Minimum Bid Price Requirement by having the closing bid price of the common shares meet or exceed USD$1.00 per common share for at least ten consecutive business days. The Company’s common shares continued to trade on the Nasdaq global Select Market since the date of the Notice, and neither the Company’s operations nor the Company’s TSX listing are affected by the receipt of the Notice. During the 180 calendar days since the date of the Notice, the Company did not meet the Minimum Bid Requirement. As a result, the Company applied for an extension to the Compliance Deadline.

On May 4, 2023, the Company announced the Listing Qualifications department of the Nasdaq approved the Company’s request for a 180-day extension to regain compliance with Nasdaq’s Minimum Bid Price Requirement. The Company now has until October 30, 2023 to regain compliance. If at any time prior to October 30, 2023, the bid price of the Company’s common shares closes at USD $1.00 per share or more for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Price Requirement.

In connection with the 180-day extension, the Company has transferred the listing of the common shares from the Nasdaq Global Select Market to the Nasdaq Capital Market. The transfer is expected to take effect at the opening of business on May 4, 2023. Neither the Company’s operations nor the Company’s TSX listing are affected by the transfer of the Company’s listing to the Nasdaq Capital Market. The common shares will continue to trade without interruption under the symbol “EGLX.” The Nasdaq Capital Market operates in substantially the same manner as the Nasdaq Global Select Market, and companies on the Nasdaq Capital Market must meet certain financial and corporate governance requirements to qualify for continued listing.

The Company intends to continue to actively monitor the Minimum Bid Price Requirement and, as appropriate, will consider available options to resolve any deficiencies and regain compliance.

SHARE CAPITAL

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

During the six months ended June 30, 2023:

(i)	On June 16, 2023, the Company issued 2,626,037 common shares to settle the FFS First Anniversary Deferred Payment (see Note 14 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2023).

During the six months ended June 30, 2022:

(i)	On February 14, 2022, the Company issued the remaining 35,770 common shares to be issued relating to the Outplayed SPA.

(ii)	On February 28, 2022, the Company issued 111,267 common shares to settle the GameKnot Deferred Payment liability (see Note 14 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2023).

(iii)	The Company received proceeds of $69,821 from the exercise of 74,051 stock options. The fair value assigned to these stock options of $239,899 was reclassified from contributed surplus to share capital.

31

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

SHARE CAPITAL (Continued)

(iv)	On June 2, 2022, the Company issued 348,852 common shares to settle the Vedatis Deferred Payment liability (see Note 14 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2023).

(v)	On June 2, 2022, the Company issued 4,319,996 common shares to settle the Addicting Games Deferred Payment liability (see Note 14 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2023).

(vi)	On June 2, 2022, the Company issued 11,499,988 common shares to settle the Outplayed Deferred Payment liability and Outplayed Earn-Out Payment liability (see Note 14 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2023).

DISCLOSURE OF OUTSTANDING SHARE DATA

The Company had the following shares and securities convertible into shares outstanding as of the following dates:

	August 14, 2023	June 30, 2023	December 31, 2022
Common shares	154,767,243	154,767,243	151,767,243
Options, convertible into common shares	9,833,445	9,903,709	3,941,982
Restricted share units	4,495,938	4,507,866	4,139,454
Total	169,096,626	169,178,818	159,848,679

RELATED PARTY TRANSACTIONS

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, Chief Executive Officer, former Chief Operating Officer, Chief Financial Officer, President, former Chief Corporate Officer, President and Senior Vice President, Legal and General Counsel. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation includes the fair value of stock options and restricted share units vested during the year.

Compensation provided to key management during the three and six months ended June 30, 2023 and 2022 is as follows:

	For the three months ended		For the six months ended
	June 30, 2023 $	June 30, 2022 $	June 30, 2023 $	June 30, 2022 $
Short-term benefits	820,379	390,000	1,507,924	2,268,250
Share-based compensation	1,614,007	2,228,539	2,446,011	3,417,866
Total	2,434,386	2,618,539	3,953,935	5,686,116

32

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

RELATED PARTY TRANSACTIONS (Continued)

A summary of other related party transactions during the three and six months ended June 30, 2023 and 2022 is as follows:

	For the three months ended		For the six months ended
	June 30, 2023 $	June 30, 2023 $	June 30, 2023 $	June 30, 2022 $
Total transactions during the period:
Expenses
Consulting fees	12,382	147,353	31,187	285,924
Share of net income from investment in associates and joint ventures	(17,146)	(931,901)	(4,910)	(1,227,942)

A summary of related party balances as of June 30, 2023 and December 31, 2022, is as follows:

	June 30, 2023 $	December 31, 2022 $
Balances receivable (payable):
Trade and other receivables	67,181	67,180
Investment in associates and joint ventures	17,146	12,236
Accounts payable and accrued liabilities	(96,204)	(249,976)

During the six months ended June 30, 2023, the Company recognized consulting expenses of $31,187 (June 30, 2022 - $37,486) to Rivonia Capital Inc., a company in which a former director of the Company is a principal. As of December 31, 2022, a balance of $14,125 is included in account payable and accrued liabilities.

During the six months ended June 30, 2023, the Company recognized $Nil (June 30, 2022 - $248,438) in consulting fees relating to Board of Director and committee fees to certain directors. As of June 30, 2023, a balance of $96,204 (December 31, 2022 - $235,851) is included in account payable and accrued liabilities.

See Note 6 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2023 for information relating to an investment in a joint venture under common management as the Company. During the six months ended June 30, 2023, the Company recognized a share of net income from investment in joint ventures of $4,910 (June 30, 2022 – $10,660) from AFK, a related party by nature of it having common management as the Company. As of June 30, 2023, a balance of $67,181 (December 31, 2022 - $67,180) is included in trade and other receivables.

See Note 6 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2023 for information relating to an investment in associates controlled by the former Chairman of the Company. The former Chairman of the Company did not seek re-election at the Company’s July 19, 2022 AGM and is no longer a related party as of July 19, 2022. During the period from January 1, 2022 to June 30, 2022, the Company’s share of net income from investment is associates was $1,217,282.

See Note 16 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2023 for information relating to stock options issued to officers and directors of the Company.

See Note 17 of the condensed consolidated interim financial statements for the three and six months June 30, 2023 for information relating to restricted share units issued to officers and directors of the Company.

33

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company.

SEGMENTED INFORMATION

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and the United States of America (“USA”). The Company sells into three major geographic centers: USA, Canada, England and Wales and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers reviews information on a consolidated basis.

Revenues by pillar for the three and six months ended June 30, 2023 and 2022 is as follows:

	For the three months ended		For the six months ended
	June 30, 2023 $	June 30, 2022 $	June 30, 2023 $	June 30, 2022 $
Media and content	36,886,121	45,391,845	72,417,828	87,255,753
Esports and entertainment	1,703,290	2,183,894	5,097,287	4,153,673
Subscription	4,009,358	3,543,289	7,963,620	6,877,140
TOTAL	42,598,769	51,119,028	85,478,735	98,286,566

Revenue, in Canadian dollars, in each of these geographic locations for the three and six months ended June 30, 2023 and 2022 is as follows:

	For the three months ended		For the six months ended
	June 30, 2023 $	June 30, 2022 $	June 30, 2023 $	June 30, 2022 $
Canada	1,042,290	982,472	2,159,724	1,874,698
USA	35,827,405	44,528,742	70,206,112	85,161,563
England and Wales	1,928,559	2,001,224	5,618,870	4,629,288
All other countries	3,800,515	3,606,587	7,494,029	6,621,018
TOTAL	42,598,769	51,119,028	85,478,735	98,286,566

The non-current assets, in Canadian dollars, in each of the geographic locations as of June 30, 2023 and December 31, 2022, is as follows:

	June 30, 2023 $	December 31, 2022 $
Canada	153,387,056	153,899,948
USA	122,749,694	130,543,027
France	3,335,105	3,364,854
England and Wales	5,578,920	5,786,062
TOTAL	285,050,755	293,593,891

34

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

ADOPTION OF NEW OR AMENDED IFRS ACCOUNTING STANDARDS

The following new standards, interpretation or amendment were adopted for the first time on January 1, 2023:

(a)	IAS 1 – Presentation of Financial Statements (“IAS 1”)

In February 2021, the IASB issued amendments to IAS 1 to assist entities in determining which accounting policies to disclose in the financial statements. The amendments to IAS 1 require that an entity disclose its material accounting policies, instead of its significant accounting policies. The amendments apply to annual reporting periods beginning on or after January 1, 2023. There was no material impact from the adoption this amendment on the Company’s condensed consolidated interim financial statements.

In January 2020, IAS 1 was amended to provide a more general approach to the classification of liabilities under IAS 1 based on the contractual arrangements in place at the reporting date. The amendments clarify that the classification of liabilities as current or non-current is based solely on a company’s right to defer settlement at the reporting date. The right needs to be unconditional and must have substance. The amendments also clarify that the transfer of a company’s own equity instruments is regarded as settlement of a liability, unless it results from the exercise of a conversion option meeting the definition of an equity instrument. The amendments are effective for annual periods beginning on January 1, 2023 and are to be applied retrospectively. There was no material impact from the adoption this amendment on the Company’s condensed consolidated interim financial statements.

(b)	IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

In February 2021, the IASB issued “Definition of Accounting Estimates”, which amends IAS 8. The amendment replaces the definition of accounting estimates. Under the new definition, accounting estimates are “monetary amounts in financial statements that are subject to measurement uncertainty.” The amendment provides clarification to help entities to distinguish between accounting policies and accounting estimates. The amendments are effective for annual periods beginning on or after January 1, 2023. There was no impact from the adoption this amendment on the Company’s condensed consolidated interim financial statements.

(c)	IAS 12 – Income Taxes (“IAS 12”)

In May 2021, the IASB issued “Deferred Tax related to Assets and Liabilities arising from a Single Transaction”, which amends IAS 12. The amendment narrows the scope of the initial recognition exemption so that it does not apply to transactions that give rise to equal and offset temporary differences. As a result, companies will need to recognize a deferred tax asset and deferred tax liability for temporary differences arising on initial recognition of transactions such as leases and decommissioning obligations. The amendments are effective for annual periods beginning on or after January 1, 2023 and are to be applied retrospectively. There was no material impact from the adoption this amendment on the Company’s condensed consolidated interim financial statements.

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised. Significant areas requiring the Company to make estimates include goodwill impairment testing and recoverability of assets, identification and valuation of intangible assets acquired in business combinations, estimated useful life of long-lived assets, income taxes, the fair value of share-based payments, provisions for expected credit losses, fair value measurement of an investment not quoted in an active market, recognition of revenue on a gross versus net basis and functional currency. These estimates and judgments are further discussed below:

35

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(a)	Goodwill impairment testing and recoverability of assets

In evaluating impairment, the Company determines the recoverable amount based on an assessment of value-in-use using a discounted cash flow approach. In determining the estimated recoverable amount, the Company’s significant assumptions include expected future cash flows, terminal growth rates and discount rates. The approach uses cash flow projections based upon a financial forecast approved by management, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

(b)	Identification and valuation of intangible assets acquired in business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of intangible assets. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, management with assistance from an independent valuation expert develops the fair value using appropriate valuation techniques which are based on a forecast of the total expected future net cash flows. In determining the fair value of the intangible assets at the acquisition date, the Company’s significant assumptions include the future net cash flows, royalty rates, attrition rates and the discount rate applied.

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

(c)	Estimated useful lives of long-lived assets

Management reviews the useful lives of depreciable assets at each reporting date. Management assesses that the useful lives represent the expected utilization in terms of duration of the assets to the Company. Actual utilization, however, may vary due to technical obsolescence, particularly relating to website content and application and technology development.

(d)	Income taxes

At the end of each reporting period, the Company assesses whether the realization of deferred tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to, among other things, benefits that could be realized from available income tax strategies and future taxable income, as well as other positive and negative factors.

The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available income tax strategies are lowered, or if changes in current income tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize deferred tax benefits.

The Company’s effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower income tax jurisdictions and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which income tax losses and deductible temporary differences could be utilized. The Company’s effective income tax rate can also vary due to the impact of foreign exchange fluctuations.

36

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

SIGNIFICANT ACCOUNTING ESTIMATES AND JUDGEMENTS (Continued)

(e)	Share-based payments

The fair value of all share-based payments granted are determined using the Black-Scholes option pricing model which incorporates assumptions regarding risk-free interest rates, dividend yield, expected volatility, estimated forfeitures, and the expected life of options. The Company has a significant number of options outstanding and expects to continue to make option grants.

(f)	Provision for expected credit losses (“ECLs”)

The Company performs impairment testing annually for trade receivables in accordance with IFRS 9. The ECL model requires considerable judgment, including consideration of how changes in economic factors affect ECLs, which are determined on a probability-weighted basis. IFRS 9 outlines a three-stage approach to recognizing ECLs which is intended to reflect the increase in credit risks of a financial instrument based on i) 12-month ECLs, or ii) lifetime ECLs. The Company measures provision for ECLs at an amount equal to lifetime ECLs.

The Company applies the simplified approach to determine ECLs on trade receivables by using a provision matrix based on historical credit loss experiences. The historical results are used to calculate the run rates of default which are then applied over the expected life of the trade receivables, adjusted for forward looking estimates.

(g)	Recognition of revenue on a gross versus net basis

The Company follows the guidance provided in IFRS 15, Revenue from Contracts with Customers, for determining whether the Company is the principal or an agent in arrangements with customers that involve another party that contributes to providing a specified service to a customer. In these instances, the Company determines whether it controls the promised specified service itself (as principal) or arranges for the specified service to be provided by another party (as an agent).

This determination depends on the facts and circumstances of each arrangement and, in some instances, involves significant judgment. The most significant factors to consider include whether the Company controls the good or service immediately before it is transferred to the customer, is primarily responsible for fulfilling the promise to provide the specified good or service, has inventory risk before transferring the specified good or service, and has discretion in establishing prices for the specified good or service.

(h)	Functional currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate. The Company has determined that the functional currency for the Company is Canadian dollars while the functional currencies of subsidiaries are United States dollars, UK pound Sterling or Euro. Assessment of functional currency involves certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Fair values

The fair values of cash, investments, trade and other receivables, loans receivable, accounts payable and accrued liabilities and contract liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease liabilities, deferred payment liability and other long-term debt loan is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

37

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Fair values (Continued)

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

●	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

●	Level 3 – inputs for assets and liabilities not based upon observable market data

As of June 30, 2023, the Vedatis Earn-Out Payment liability is classified as a Level 3 financial instrument (see Note 14 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2023).

Total interest income and interest expense for the three and six months ended June 30, 2023 and 2022 for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	For the three months ended		For the six months ended
	June 30, 2023 $	June 30, 2022 $	June 30, 2023 $	June 30, 2022 $
Interest Income	(1,514)	(1,320)	(62,721)	(2,721)
Interest and Accretion Expense	581,825	1,119,109	1,160,640	2,549,778
TOTAL	580,311	1,117,789	1,097,919	2,547,057

The Company examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	June 30, 2023 $	December 31, 2022 $
Trade receivables aging:
0-30 days	19,349,991	26,077,091
31-60 days	951,380	1,455,672
61-90 days	2,470,603	1,803,214
Greater than 90 days	3,836,285	2,558,113
Total trade receivables	26,608,259	31,894,090
Expected credit loss provision	(410,218)	(300,735)
Net trade receivables	26,198,041	31,593,355

38

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Credit Risk (Continued)

The movement in the expected credit loss provision can be reconciled as follows:

	June 30, 2023 $	December 31, 2022 $
Expected credit loss provision, beginning balance	(300,735)	(58,472)
Increase in provision for expected credit loss	(125,340)	(240,603)
Recoveries	13,984	—
Effect of movement in exchange rates	1,873	(1,660)
Expected credit loss provision, ending balance	(410,218)	(300,735)

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as of June 30, 2023:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due
Default rates		0.89%	1.26%	1.77%	4.77%
Trade receivables	26,608,259	19,349,991	951,380	2,470,603	3,836,285
Expected credit loss provision	410,218	171,598	12,005	43,632	182,983

All of the Company’s cash is held with major financial institutions and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

The Company has one customer which makes up more than 10% of revenue. This customer accounts for approximately 31.83% (December 31, 2022 – 30.24%) of trade receivables as of June 30, 2023, 49.72% (June 30, 2022 – 56.29%) of revenues for the six months ended June 30, 2023 and 52.84% (June 30, 2022 – 54.30%) of revenues for the three months ended June 30, 2023.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements.

39

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Liquidity Risk (Continued)

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. The table below summarizes the Company’s contractual obligations into relevant maturity groups at the statement of financial position date based on the expected contractual maturity date. The amounts disclosed in the table are the contractual undiscounted payments.

	Less than one year $	One to two years $	Two to three years $	More than three years $	Total $
Accounts payable and accrued liabilities	35,797,853	—	—	—	35,797,853
Contract liabilities	4,902,397	—	—	—	4,902,397
Income tax payable	242,785	—	—	—	242,785
Deferred payment liability (1)	84,085	—	1,920,682	—	2,004,767
Lease liabilities	926,959	532,573	547,395	—	2,006,927
Long-term debt	4,352,940	10,882,355	—	—	15,235,295
Other Long-term debt	9,678	11,614	11,614	363,954	396,860
TOTAL	46,316,697	11,426,542	2,479,691	363,954	60,586,884

Notes:

(1)	The Company has, at its option, the ability to settle the deferred payment liability amounts due in two to three years half in cash and half in common shares.

Foreign currency risk

A large portion of the Company’s transactions occur in foreign currencies (including US dollars, UK pound sterling, and Euro) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its US dollars, UK pound sterling, and Euro denominated trade and other receivables, accounts payable and accrued liabilities, deferred payment liability and cash. As of June 30, 2023, a 10% depreciation or appreciation of the US dollar, UK pound sterling, and Euro against the Canadian dollar would have resulted in an approximate $399,000, $94,000 and $154,000 decrease or increase, respectively, in total net loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at Banker’s Acceptance fee equal to CDOR rate plus 7.5%. Fluctuations in the Banker’s Acceptance fee equal to CDOR rate will result in changes to interest expense. A change in the annual interest rate of 0.50% would approximately result in a $74,000 change in the annual interest expense.

40

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

COMMITMENTS

In addition to the financial liabilities summarized above, as of June 30, 2023, the Company has the following payment commitments with respect to consulting and other contractual obligations:

$
Not later than one year	1,144,000
Later than one year and not later than five years	1,310,000
Total	2,454,000

Further, the Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 6 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2023, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions, as required, it may be subject to certain actions including the loss of rights or a reduction in equity ownership in order to satisfy the capital contribution requirements.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for the design and effectiveness of disclosure controls and procedures to provide reasonable assurance that material information related to the Company, including its consolidated subsidiaries, which is required to be disclosed by the Company in its filings or required to be submitted by the Company under securities legislation is recorded, processed, and summarized and reported within specified time periods. The Company’s Chief Executive Officer and Chief Financial Officer have each evaluated the design of the Company’s disclosure controls and procedures as of June 30, 2023 and have concluded that these controls and procedures were appropriately designed.

Changes in Internal Control Over Financial Reporting

There have been no material changes in the Company’s internal control over financial reporting during the six months ended June 30, 2023, that have materially affected, or are reasonably likely to materially affect, internal control over financial reporting.

RISKS AND UNCERTAINTIES

The securities of Enthusiast Gaming should be considered highly speculative due to the nature of the Company’s businesses and the current stage of its development. Risks and uncertainties are discussed in great detail in the Company’s Annual Information Form available on SEDAR at www.sedarplus.ca.

The risks presented in the Annual Information Form may not be all of the risks that the Company may face. It is believed that these are the factors that could cause actual results to be different from expected and historical results. Other sections of this MD&A and the condensed consolidated interim financial statements for the three and six months ended June 30, 2023, each of which are available on SEDAR, and other filings the Company has made and may make in the future with the applicable securities authorities, include additional factors that could have an effect on the business and financial performance of the Company’s business. The market in which the Company competes is very competitive and changes rapidly. Sometimes new risks emerge and management may not be able to predict all of them, or be able to predict how they may cause actual results to be different from those contained in any forward-looking statements. You should not rely upon forward-looking statements as a prediction of future results.

41

Enthusiast Gaming Holdings Inc.

Management Discussion and Analysis

For The Three and Six Months Ended June 30, 2023

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information provided in this report, is the responsibility of management. During the preparation of financial statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurance that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

The Company’s Board of Directors follows recommended corporate governance guidelines for public companies to ensure transparency and accountability to shareholders. The Company’s Audit Committee meets with management quarterly to review the financial statement results, including the MD&A, and to discuss other financial, operating, and internal control matters. The Audit Committee receives a report from the independent auditors quarterly and is free to meet with them throughout the year.

ADDITIONAL INFORMATION

Additional information relating to the Company is available in the condensed consolidated interim financial statements of the Company for the three and six months ended June 30, 2023. Additional information can also be found in the investors section of the Company’s website at www.enthusiastgaming.com or on the Company’s SEDAR profile at www.sedarplus.ca including the most recently filed Annual Information Form and Management Information Circular.

42